Barnes & Noble Education, Inc.

120 Mountain View Blvd.

Basking Ridge, NJ 07920

April 11, 2017

Via Edgar Filing as correspondence

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Barnes & Noble Education, Inc. (“we” or the “Company”)

Form 10-K for the Fiscal Year Ended April 30, 2016 Filed June 29, 2016

Form 10-Q for the Quarterly Period Ended January 28, 2017 Filed February 28, 2017

File No. 001-37499

Dear Ms. Thompson:

This letter is to acknowledge receipt of the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated April 7, 2017, with respect to the above referenced Form 10-K and Form 10-Q.

In your letter, you requested that we provide our response to each of the comments within 10 business days or tell you when we will provide you with our response. We are not able to respond to the comments within 10 business days of your letter because we are preparing to file the required pro forma financials in an amendment to our Current Report on Form 8-K filed February 28, 2017 in connection with our recent acquisition of MBS Textbook Exchange, LLC, which is currently requiring the attention and focus of our management and accounting personnel. Pursuant to a telephonic conversation between Suzanne Hanselman, our outside counsel, and Sondra Snyder, of the Staff we intend to provide you with our response on or before May 5, 2017.

If you have any questions or comments regarding the foregoing, please contact me at 908-991-2640.

Sincerely,

/s/ Barry Brover

Barry Brover

Vice President, Chief Financial Officer

Barnes & Noble Education, Inc.

Cc:	Sondra Snyder, Staff Accountant

Suzanne Hanselman, Baker & Hostetler, LLC